UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) May 15, 2019

UC Asset LP

(Exact name of issuer as specified in its charter)

Delaware	30-0912782
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

2299 Perimeter Park Drive, Suite 120, Atlanta, GA 30341

(Full mailing address of principal executive offices)

470-475-1035

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Units

INFORMATION TO BE INCLUDED IN THE REPORT

Item 9.	Other Events

On May 15, 2019, UC Asset Limited Partnership (the “Partnership”) issued a press release to announce that the Partnership intends to convert itself into a Qualified Opportunity Fund (QoF) (the “Press Release”). A copy of the Press Release has been furnished as Exhibit 15.1 to this Current Report on Form 1-U.

The issuer may, at its option, disclose under this item any events or information, the disclosure of which is not otherwise called for by this Form, that the issuer deems of importance to securityholders.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UC Asset LP
(Exact name of issuer as specified in its charter)

By:	/s/ Greg Bankston
Name:	Greg Bankston,
Title:	Managing Member of General Partner

Date 05/15/2019

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